BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Marv Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Marv Capital, Inc. as of December 31, 2024, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Marv Capital, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Marv Capital, Inc.'s management. My responsibility is to express an opinion on Marv Capital, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Marv Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Marv Capital, Inc.'s auditor since 2021.

Tarzana, California

February 21, 2025

Marv Capital, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	68,047
Due from broker		41,043
Marketable securities, at fair value		21,462
Prepaid expense		864
Furniture and equipment, net of accumulated depreciation of $4,062		-
Total Assets	$	131,416

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	8,000
Total Liabilities		8,000
Stockholders' Equity		
Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding		586,574
Paid-in capital		725,602
Accumulated deficit		(1,188,760)
Total Stockholders' Equity		123,416
Total Liabilities and Stockholders' Equity	$	131,416

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Marv Capital, Inc. (the "Company"), was organized in the State of California on March 13, 2001. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not hold customers' funds or securities. Its principal business activity during the year ended December 31, 2024 was investment banking (corporate finance fees). The Company's principal office is in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates – The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenues - Adoption of FASB Accounting Standards Qualification 606

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standard Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle including:

> Identification of the contract with the customer
> Identification of the performance obligation under the contract
> Determination of the transaction price
> Allocation of the transaction price to the identified performance obligation, and
> Recognition of revenue as an entity satisfies the identified performance obligation

Note 2 – Significant Accounting Policies (continued)

Fee Income – Fee income is earned by providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue. Unrealized gains and losses are recorded in the statement of operations and are the result of marking securities owned to the market.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less. The Company keeps a cash balance with a major bank. The cash account balances may exceed the FDIC insurance limit of $250,000.

Fees Receivable and Allowance for Credit Losses – On January 1, 2021, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have an impact on its financial statements and related disclosures. At December 31, 2024, there were no Fees Receivable in the of Financial Condition.

Realized and unrealized gains and losses – Realized gains and losses are the result of gains on sale of securities owned by the Company and are recorded on a trade date basis.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal, State and other tax authorities for all periods subsequent to 2021.

Segment Reporting - The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its chief executive officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Note 2 – Significant Accounting Policies (continued)

Segment Reporting (continued) - Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 – Fair Value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 – Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

Fair Value Measurements on a Recurring Basis
As of December 31, 2024

Assets	Level 1	Level 2	Level 3
Marketable securities:			
Federal Obligations	$ -	$ 1,940	$ -
Corporate Obligations	-	19,522	-
Total	$ -	$ 21,462	$ -

Note 4 – Due from Broker

Due from broker represents cash held at Hilltop Securities, LLC in an FDIC insured account.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Commitments , contingencies or guarantees
The Company has no commitments, contingencies or guarantees that might result in a loss or future obligations. There are no claims of which the Company is aware of that might be asserted against the Company.

The Company was not subject to any litigation during or at year ended December 31, 2024.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2024, the Company had net capital of $121,421, which was $21,421 in excess of its required net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 on that date.

Note 8 – Income Taxes

The Company files its corporate income tax returns on an accrual basis. For federal and state income tax purposes, there are net operating loss carryforwards (NOLs) of approximately $692,000. Management believes that it is more likely than not that the benefit from this NOL carryforward will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax asset of approximately $173,000 related to the NOLs.

Note 9 – Retirement Plan

The Company has a defined contribution plan (SEP IRA) for the Principals Maneesh Awasthi and Viru Raparthi. The Company made no contributions to the plan during the year ending December 31, 2024.

Note 10 – Going Concern

The Company has not generated revenue and has incurred losses in recent years and has limited cash on hand. Collectively, these factors raise doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of additional capital contributions to ensure that it is able to continue its operations. The Parent, however, may not have sufficient cash flows to provide such funds. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from December 31, 2024 through February 21, 2025, the date the financial statements were issued, and has determined that no subsequent events have occurred which require disclosure.